SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Chico’s FAS, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

168615102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 168615102	13G	Page 2 of 11

1		NAME OF REPORTING PERSONS NexPoint Event Driven Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 314,461
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 314,461
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12		TYPE OF REPORTING PERSON* IV

(1)

Calculated based on based 123,457,364 shares of common stock (“Shares”) outstanding as November 21, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 30, 2023 (the “Quarterly Report”).

CUSIP No. 168615102	13G	Page 3 of 11

1		NAME OF REPORTING PERSONS NexPoint Merger Arbitrage Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,239,909
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,239,909
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,239,909
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (1)
12		TYPE OF REPORTING PERSON* IV

(1)	Calculated based on based 123,457,364 Shares outstanding as November 21, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report.

CUSIP No. 168615102	13G	Page 4 of 11

1		NAME OF REPORTING PERSONS NexPoint Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 314,461
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 314,461
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12		TYPE OF REPORTING PERSON* IA, PN

(1)	Calculated based on based 123,457,364 Shares outstanding as November 21, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report.

CUSIP No. 168615102	13G	Page 5 of 11

1		NAME OF REPORTING PERSONS Oak Hill NexPoint Merger Arbitrage Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 468,660
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 468,660
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (1)
12		TYPE OF REPORTING PERSON* IV

(1)	Calculated based on based 123,457,364 Shares outstanding as November 21, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report.

CUSIP No. 168615102	13G	Page 6 of 11

1		NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,023,030
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,023,030
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,023,030
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (1)
12		TYPE OF REPORTING PERSON* HC, IN

(1)	Calculated based on based 123,457,364 Shares outstanding as November 21, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report.

CUSIP No. 168615102	13G	Page 7 of 11

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of NexPoint Event Driven Fund, a Delaware Statutory Trust, NexPoint Merger Arbitrage Fund, a Delaware Statutory Trust, NexPoint Asset Management, L.P., a Delaware limited partnership, Oak Hill NexPoint Merger Arbitrage Fund, an investment trust established under the laws of the Province of Ontario and James D. Dondero, a United States citizen.

Item 1(a)	Name of Issuer.

Chico’s FAS, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

11215 Metro Parkway
Fort Myers, FL 33966

Item 2(a)	Name of Person Filing.

NexPoint Event Driven Fund

NexPoint Merger Arbitrage Fund

NexPoint Asset Management, L.P

Oak Hill NexPoint Merger Arbitrage Fund

James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

NexPoint Event Driven Fund is a Delaware Statutory Trust.

NexPoint Merger Arbitrage Fund is a Delaware Statutory Trust.

NexPoint Asset Management L.P. is a Delaware limited partnership.

Oak Hill NexPoint Merger Arbitrage Fund is an investment trust established under the laws of the Province of Ontario.

James D. Dondero is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share

CUSIP No. 168615102	13G	Page 8 of 11

Item 2(e)	CUSIP Number.

168615102

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned:

NexPoint Event Driven Fund: 314,461 shares

NexPoint Merger Arbitrage Fund: 7,239,909 shares

NexPoint Asset Management, L.P: 314,461 shares

Oak Hill NexPoint Merger Arbitrage Fund: 468,660 shares

James D. Dondero: 8,023,030 shares

CUSIP No. 168615102	13G	Page 9 of 11

(b)	Percent of Class:

NexPoint Event Driven Fund: 0.3%

NexPoint Merger Arbitrage Fund:5.9%

NexPoint Asset Management, L.P: 0.3%

Oak Hill NexPoint Merger Arbitrage Fund: 0.4%

James D. Dondero: 6.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

NexPoint Event Driven Fund: 0 shares

NexPoint Merger Arbitrage Fund: 0 shares

NexPoint Asset Management, L.P: 0 shares

Oak Hill NexPoint Merger Arbitrage Fund: 0 shares

James D. Dondero: 0 shares

(ii)	Shared power to vote or direct the vote:

NexPoint Event Driven Fund: 314,461 shares

NexPoint Merger Arbitrage Fund: 899,066 shares

NexPoint Asset Management, L.P: 314,461 shares

Oak Hill NexPoint Merger Arbitrage Fund: 468,660 shares

James D. Dondero: 8,023,030 shares

(iii)	Sole power to dispose or to direct the disposition of:

NexPoint Event Driven Fund: 0 shares

NexPoint Merger Arbitrage Fund: 0 shares

NexPoint Asset Management, L.P: 0 shares

Oak Hill NexPoint Merger Arbitrage Fund: 0 shares

James D. Dondero: 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

NexPoint Event Driven Fund: 314,461 shares

NexPoint Merger Arbitrage Fund: 899,066 shares

NexPoint Asset Management, L.P: 314,461 shares

Oak Hill NexPoint Merger Arbitrage Fund: 468,660 shares

James D. Dondero: 8,023,030 shares

CUSIP No. 168615102	13G	Page 10 of 11

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 168615102	13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

NEXPOINT EVENT DRIVEN FUND

By:	/s/ Stephanie Vitiello
Name:	Stephanie Vitiello
Title:	Secretary and Chief Compliance Officer

NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

NEXPOINT ASSET MANAGEMENT, L.P. By: Strand Advisors GP, LLC, its general partner.

By:	/s/ James D. Dondero
Name: James D. Dondero Title: Sole Member

OAK HILL NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Robert Jackson
Name:	Robert Jackson
Title:	Chief Compliance Officer

/s/ James D. Dondero
James D. Dondero

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Chico’s FAS, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 2, 2024.

NEXPOINT EVENT DRIVEN FUND

By:	/s/ Stephanie Vitiello
Name:	Stephanie Vitiello
Title:	Secretary and Chief Compliance Officer

NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

NEXPOINT ASSET MANAGEMENT, L.P. By: Strand Advisors GP, LLC, its general partner.

By:	/s/ James D. Dondero
Name: James D. Dondero Title: Sole Member

OAK HILL NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Robert Jackson
Name:	Robert Jackson
Title:	Chief Compliance Officer

/s/ James D. Dondero
James D. Dondero